FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-4620

_Crystallex International Corporation (Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....         No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report and the information contained therein shall not be deemed to be filed pursuant to Rule 13a-16 of the Act. However, such report and the information contained therein shall be deemed incorporated by reference into all of the Company's outstanding registration statements on Forms F-3 or S-8 as well as Registration No. 333-126997 on Form F-10 under the Securities Act of 1933.

On November 10, 2005, Crystallex is filing the following documents on SEDAR in Canada:

1.     Management’s Discussion and Analysis for the nine month period ended September 30, 2005; and

2.     Unaudited Financial Statements for the nine month period ended September 30, 2005.

Each of documents 1 and 2 above, are attached.

The financial information contained in these documents was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to U.S. GAAP.

Crystallex International Corporation

Management’s Discussion and Analysis
For the Nine Month Period Ended September 30, 2005
(All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the nine month period ending September 30, 2005. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2004, the related annual MD&A included in the 2004 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in US dollars, unless otherwise specified. This MD&A was prepared on November 10, 2005.

Highlights

•	Progress continues in securing the permit for Las Cristinas following meetings with senior government officials.

•	Design and engineering is substantially complete, bids have been received for 95% of capital works, purchase orders and contracts have been executed for approximately 80% of the said works with long lead items manufactured and ready for shipment to the site.

•	Closed a financing consisting of a C$10 million short term note and established a C$60 million equity draw down facility.

•	Increased revenues in the third quarter and first nine months due to higher gold production and higher realized gold prices.

•	Net loss for the third quarter of $10.3 million.

Key Statistics

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2005	2004	2005	2004

Operating Statistics
Gold Production (ounces)	13,740	11,745	39,782	35,573
Gold Sold (ounces)	15,934	14,054	42,253	37,828
Per Ounce Data:
Total Cash Cost [1]	$344	$349	$396	$334
Average Realized Gold Price	$440	$401	$437	$402
Average Spot Gold Price	$439	$401	$431	$401

Financial Results ($ thousands)
Revenues	$7,020	$5,632	$18,366	$15,209
Net Loss	$(10,338)	$(9,441)	$(26,623)	$(16,539)
Net Loss per Basic Share	$(0.05)	$(0.05)	$(0.14)	$(0.10)
Cash Flow from Operating Activities[2]	$(11,079)	$(593)	$(24,562)	$(20,216)

Financial Position ($ thousands)	At Sept. 30, 2005	At Dec. 31, 2004

Cash and Cash Equivalents	$4,616	$5,767
Short Term Investments	$—	$30,277
Restricted Cash and Cash Equivalents	$39,197	$98,006
Total Debt	$89,805	$85,088
Shareholders’ Equity	$126,373	$143,554
Shares Outstanding – Basic (millions)	194.3	189.8

1 For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.

2 Cash flow after working capital changes and before capital expenditures.

Financial Results Overview

The Company recorded a net loss for the third quarter of 2005 of $10.3 million (($0.05) per share). For the first nine months of 2005 the net loss was $26.6 million, (($0.14) per share). For the comparable periods in 2004, the Company recorded net losses of $9.4 million (($0.05) per share) and $16.5 million, (($0.10) per share).

While operations produced positive results, the Company incurred a $10.3 million loss in the third quarter 2005. The loss is primarily attributable to interest expense of $3.0 million related to the $100 million of 9.375% Notes issued in December 2004, general and administrative expenses of $5.3 million and a $2.8 million loss on gold contracts. When compared with the $9.4 million loss in year earlier period, the third quarter 2005 results reflect increases of $3.0 million in interest expense and $2.8 million in general and administrative expenses, offset by reductions of $1.6 million in amortization and depletion and $2.5 million in losses on gold contracts.

The $26.6 million loss for the first nine months of 2005 is primarily attributable to interest expense of $8.6 million and general and administrative expenses of $12.5 million. The principal factor for the net loss increasing from $16.5 million for nine months of 2004 to $26.6 million for the same period in 2005 is a $8.4 million increase in interest expense. In addition, the current year nine month results reflect an increase of $1.8 million in general and administration costs and a gold contract loss of $1.7 million, as compared to a gold contract gain of $2.5 million during the same period in 2004. These were partially offset by a $3.8 million reduction in amortization and depletion charges.

Gold sales revenue was $7.0 million in the third quarter of 2005 and $18.4 million for the first nine months of the year. Revenue was 25% higher in the third quarter of 2005 and 21% higher in the first three quarters as compared with the corresponding periods in 2004. The increase in revenue was attributable to selling more ounces of gold and realizing a higher average gold price. The Company sold 42,253 ounces during the first three quarters of 2005 at an average realized price of $437 per ounce, while for the year earlier period, 37,828 ounces were sold at an average realized price of $402 per ounce. The higher realized price reflects higher spot gold prices, which averaged $431 per ounce during the nine months of 2005, as compared with $401 per ounce for the same period in 2004.

Operating cash flow (before capital expenditures) was a deficit of $11.1 million for the third quarter and a deficit of $24.6 million for the first nine months of 2005. The cash flow deficits incurred in the third quarter and first nine months of 2005 were attributable to general and administrative costs ($5.3 million in the third quarter and $12.5 million in the first nine months), settling of gold contract positions ($1.0 million in the third quarter and $11.5 million for nine months) as well as interest payments ($5.4 million in the third quarter).

The Company’s cash and cash equivalent position at September 30, 2005 was $43.8 million, including $39.2 million of restricted cash held in escrow accounts for paying approved Las Cristinas expenditures ($29.8 million) and the next two semi-annual interest payments ($9.4 million) on the Company’s $100 million of 9.375% senior unsecured notes. Capital expenditures were $18.8 million and $75.2 million in the third quarter and first nine months of 2005 respectively, compared with $19.2 million and $32.9 million for the comparable periods in 2004. The increase in capital expenditures was attributable to equipment purchases and engineering services related to the development of the Las Cristinas project.

Project Development and Operations Review

Las Cristinas

It has taken more time than expected to conclude the permitting process, and to further exacerbate matters, the delay has occurred during a period when the media essentially misrepresented in published articles that Venezuela intended to drive out foreign investors, terminate valid existing mining contracts and nationalize the mining industry. Notwithstanding these articles, Crystallex’s confidence in the Government of Venezuela and its support of Crystallex’s operating agreement has in fact been reinforced by various events in the past quarter.

•	The Commission established by the National Assembly of Venezuela to investigate the situation in the Las Claritas area of Bolivar State publicly concluded, inter alia, that the small miners and the people of Las Claritas shared the conviction that Crystallex should begin, once and for all, the exploitation of Las Cristinas and continue to carry our the social investment programs to which Crystallex has committed and therefore it is urgent that the respective permits be granted to Crystallex.

•	In direct repudiation of the perception created by the media that Venezuela intends to drive out foreign investors, the Government announced during the quarter that an Australian company had committed to investing in a major new aluminium production facility in Bolivar State, that new offshore gas leases had been awarded to, inter alia, the U.S. company, Chevron, and that Bolivar Gold would receive its outstanding Exploitation Certificate for its Choco mining operation. In addition Chevron also announced that it was proposing a new 400,000 barrel per day heavy oil operation in conjunction with Spain’s Repsol YPF and the Venezuelan national oil company, PDVSA, that would see Venezuelan total heavy oil production increase from the current 600,000 barrels per day to almost 1,000,000 barrels per day.

•	The Government decision to change the regulatory title process for the mining industry from a concession based one to one exclusively based on operating contracts is positive in that all future mining rights will be granted through operating contract agreements comparable to the operating agreement that Crystallex already holds for the Las Cristinas project. Crystallex’s Las Cristinas operating contract is consistent with the government’s public references to the type of operating contract that it intends to implement for the mining industry.

Based on these events and on extensive meetings with senior Venezuelan government representatives as it advanced the permitting process, the Company continues to believe that it will be successful in securing the Permit to Impact Natural Resources (the “Permit”) for Las Cristinas. Consequently the company has continued to advance the development of the Las Cristinas project.

Engineering design remained at 98% completion during the third quarter and will be finalized upon receipt of the permit. Bids have been received for 95% of the total number of purchase orders and contracts and approximately 80% of the total number has been awarded. At quarter end, the sum of payments to date for equipment plus the value of outstanding equipment under purchase orders and the value of awarded construction contracts was $174 million. Payments for most long lead time equipment pieces will be completed by year end. At the end of September, approximately $38 million of new equipment was in storage, primarily in Houston. Equipment will be shipped to Venezuela after receipt of the Permit.

At site, upgrading of the 19km access road and refurbishing of the camp to accommodate the construction work force has been completed. During the third quarter, field work was completed for flora and fauna, soils and air quality studies. These studies are being undertaken by Venezuelan consultants.

Capital expenditures for Las Cristinas were $18.8 million in the third quarter of 2005 and $74.3 million for the first nine months of 2005. Expenditures were for equipment purchases, engineering services, site security, social and community development programs, expansion of the site air strip, exploration, environmental work and general site administration costs. Since the inception of the EPCM contract in April 2004, expenditures related to Las Cristinas total $116.7 million.

Production

	Three months ended Sept 30,		Nine months ended Sept 30,
Gold Production (ounces)	2005	2004	2005	2004

La Victoria	71	544	1,491	544
Tomi Open Pits	6,958	8,052	23,519	28,057
Tomi Underground	6,312	1,738	13,401	3,926
Purchased Material	399	1,411	1,371	3,046

Total Gold Production (ounces)	13,740	11,745	39,782	35,573

Total Ore Processed[1] (tonnes)	95,402	110,415	323,941	335,288
Head Grade of Ore Processed (g/t)	4.78	3.55	4.09	3.58
Total Recovery Rate (%)	94%	93%	93%	92%
Total Gold Recovered (ounces)	13,740	11,745	39,782	35,573

Total Cash Cost Per Ounce Sold	$344	$349	$396	$334

Mine Operating Cash Flow ($,000)	$1,535	$728	$1,050	$2,586
Capital Expenditures ($,000)	$—	$4,140	$856	$8,066

Cash Flow After Capital ($000)	$1,535	$(3,412)	$194	$(5,480)

1 Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

The Company produced 13,740 ounces of gold during the third quarter of 2005, as compared with 11,745 ounces for the same period last year. Almost all the Company’s gold production is from the Tomi concession located near El Callao in south-eastern Venezuela. Production for the nine months ended September 2005 was 39,782 ounces, a 12% increase from the year earlier period. The increase in production for the third quarter and nine month periods was attributable to mining and processing a higher proportion of ore from the Tomi underground mine, which has a higher grade than the open pit ore, (the grade of underground ore processed during the first nine months was approximately 10 g/t, compared with approximately 3 g/t from the open pit). Gold production for the year is expected to increase to approximately 55,000 ounces.

Total cash costs per ounce sold were $344 per ounce for the third quarter of 2005 and $396 per ounce for the first nine months of the year, as compared with $349 per ounce and $334 per ounce for the comparable periods in 2004. In the second and third quarters of 2005, all costs at the El Callao operations were expensed rather than capitalized due to a limited proven and probable reserve life. The higher cash costs year to date in 2005 are a result of expensing all costs and incurring higher costs for open pit mining as well as site general and administrative expenditures. Mining costs at the Tomi open pits averaged $2.59 per tonne material mined for the first nine months of 2005, an increase of 26% from the average of $2.05 per tonne for the same period in 2004. Mining costs were impacted by higher drilling and explosive costs due to mining harder rock this year. Site administration costs were 46% higher in the first nine months of 2005 compared to the year earlier period. The increase in site administration costs was primarily attributable to higher security costs.

The El Callao operations reported net cash flow after capital expenditures of $1.5 million in the third quarter of 2005 and $194,000 in the first nine months 2005. For the comparable periods in 2004, the operations reported cash flow deficits after capital expenditures of $3.4 million and $5.5 million respectively. The improvement in the cash flow deficit for the nine months of 2005 is attributable to lower expenditures on developing the Tomi underground mine and higher gold sales and realized gold prices which offset higher operating site administrative costs and higher open pit mining costs.

Tomi (100% Crystallex)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2005	2004	2005	2004

Tomi Open Pits
Tonnes Ore Mined	74,522	67,624	256,955	265,226
Tonnes Waste Mined	406,570	540,694	1,671,868	2,076,309
Tonnes Ore Processed	74,019	84,637	246,801	278,548
Average Grade of Ore Processed (g/t)	3.16	3.21	3.2	3.41
Recovery Rate (%)	93%	92%	93%	92%

Production (ounces)	6,958	8,052	23,519	28,057
Tomi Underground
Tonnes Ore Mined	18,112	8,940	45,663	19,544
Tonnes Ore Processed	18,117	9,249	42,889	19,925
Average Grade of Ore Processed (g/t)	11.4	6.21	10.25	6.52
Recovery Rate (%)	95%	94%	95%	94%

Production (ounces)	6,312	1,738	13,401	3,926

The Tomi concession accounted for 93% of total gold production during the first three quarters of 2005, with most of the balance recovered from purchased ore processed at the Revemin mill. At Tomi, ore production during the third quarter came from four small open pit mines and the underground mine. For the third quarter of 2005, production from the underground mine achieved its design rate of 6,000 tonnes of ore per month and produced an average of 2,100 ounces of gold per month.

A drill program earlier this year has identified sufficient mineralized material on the Tomi concession to continue open pit operations throughout 2006. The Company plans to extend the existing Mackenzie open pit to the North in 2006.

Income Statement

Mining Revenue

Revenue was $7.0 million and $18.4 million for the third quarter and first nine months of 2005 respectively, compared with $5.6 million and $15.2 million for the corresponding periods in 2004. The increase in revenue in 2005 for both the third quarter and first nine months was a result of selling more ounces of gold and realizing higher prices on gold sales. Gold sales increased as a result of higher gold production and realized prices were higher because of higher average spot prices.

For the third quarter of 2005 gold sales were 15,934 ounces and the Company’s realized price was $440 per ounce. Third quarter sales in 2004 were 14,054 ounces at an average realized price of $401 per ounce. In the first three quarters of 2005 the Company sold 11% more ounces of gold and realized a 9% higher average price than in the same period in 2004. Crystallex sold 42,253 ounces of gold in the first nine months of 2005 and realized an average gold sales price of $437 per ounce, compared with gold sales of 37,828 ounces at an average realized price of $402 per ounce for the year earlier period.

The Company sells all its gold to the Venezuelan Central Bank and receives the US dollar equivalent spot gold price paid in Bolivars. As noted, the Company received an average price of $437 per ounce on gold sales in the first nine months of 2005, as compared with an average spot gold price of $431 per ounce. The Company’s realized gold price does not reflect the impact of settling gold contract positions. Gold contracts are settled with cash directly with hedge counterparties and are reflected in Commodity Contract Loss.

Operating Expenses

Mine operating expenses were $5.5 million and $17.3 million for the third quarter and first nine months of 2005 respectively, as compared with $4.9 million and $12.6 million for the comparable periods in 2004. Operating costs for first nine months of 2005 were higher than the prior year period due to higher production, higher costs for mining and site general and administrative expenses (as detailed in the Project Development and Operations Review section), and expensing all costs in the second and third quarters and most costs in the first quarter of 2005. Costs have been expensed, rather than capitalized given the limited proven and probable reserve life at the El Callao operations.

Corporate General and Administrative Expenses

General and Administrative expenses were $5.3 million for the third quarter of 2005, as compared with $2.5 million for the same period in 2004. An increase in consulting and legal fees in the third quarter accounts for the majority of the increase in general and administrative expenditures.

For the first nine months of 2005, general and administrative costs were $12.5 million, up from $10.7 million for the comparable period in 2004. The factors contributing to the increase in the third quarter, namely higher costs for consulting and legal fees, also account for the 2005 nine month increase.

Forward Sales and Written Call Options

During the third quarter of 2005, the Company financially settled 6,487 ounces of gold sales commitments at a cost of $1.0 million. Crystallex has 32,435 ounces of gold contracts maturing during the fourth quarter of 2005. Should the Company settle these positions during the fourth quarter, the cost would be approximately $5.8 million based on the spot price of $473 per ounce at the end of the third quarter.

As tabled below, at September 30, 2005, the Company’s gold contract position totalled 74,431 ounces of fixed forward contracts and call options at an average price of US$308 per ounce.

	2005	2006	Total

Fixed Forward Gold Sales (ounces)	23,702	39,996	63,698
Average Price (US$/ounce)	$307	$310	$309
Written Gold Call Options (ounces)	8,733	2,000	10,733
Average Exercise Price (US$/ounce)	$295	$348	$300
Total (ounces)	32,435	41,996	74,431
Average Price (US$/ounce)	$304	$312	$308

Accounting for Derivative Instruments

The Company’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company’s gold trading contracts are recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract loss in the first three quarters of 2005 was $1.7 million. This included an unrealized gain of $9.8 million offset by a realized loss of $11.5 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2004, while the realized loss reflects the cash cost of financially settling 89,927 ounces of gold contracts during the first three quarters of 2005.

Mark-to-Market

At September 30, 2005, the unrealized mark-to-market value of the Company’s gold forward sales and call options, calculated at the quarter end spot price of US$473 per ounce was negative $12.7 million. This mark-to-market value is recorded on the Balance Sheet as a liability (Commodity Contract Obligations) and represents the replacement value of these contracts based upon the spot gold price at September 30, 2005 and does not represent an obligation for payment. The Company’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company’s cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. Future production from Las Cristinas is excluded. The analysis assumes the Company is unable to roll existing contracts to future periods and all positions in excess of planned production are required to be settled financially at September 30, 2005 using the spot gold price on that day of US$473 per ounce.

US$ millions	2005		2006	Total

Total ounces Committed	32,435		41,996	74,431
Planned Production[2]	15,000	[1]	50,000	65,000
Excess Committed Ounces	17,435		—	17,435
Average Committed Price (US$/oz)	$304		$312	$308
Average Assumed Spot Price (US$/oz)	$473		$473	$473
Cash Required to Settle Excess Positions	$2.9		$—	$2.9

[1] Represents forecast production for the period Oct-December 2005.
[2] Production forecast excludes Las Cristinas.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Company’s Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

Liquidity and Capital Resources

Cash and Equivalents

On September 30, 2005, the Company had cash and cash equivalents of $43.8 million (including restricted cash of $39.2 million), a decrease of $90.2 million since the beginning of the year. The restricted cash represents the balance of proceeds of a senior unsecured note financing held in escrow. Approximately $29.8 million of the restricted cash will be released to pay for approved capital expenditures detailed in the project budget for the development of Las Cristinas and $9.4 million is allocated for the next two semi annual interest payments (due January and July 2006) on the senior unsecured notes.

Under the terms of the 9.375% senior unsecured notes, the net proceeds of $95.5 million were allocated to two pools: $81.4 million in the Project Pool to pay for approved Las Cristinas capital costs and $14.1 million in the Interest Pool to provide for the first three semi-annual interest payments. A covenant in the Note indenture requires that the Company spend at least two thirds, or $54.2 million, of the $81.4 million Project Pool by December 31, 2005. At September 30, 2005, the Company had spent $54.3 million, and is therefore in compliance with the expenditure covenant.

The $29.8 million balance in the Project Pool is forecast to provide sufficient funding for Las Cristinas planned capital expenditures through December 2005. The cash will be used primarily to make final payments on long lead time equipment ordered for Las Cristinas.

The change in the cash balance during the first nine months of 2005 is reconciled as follows ($ millions):

Cash and Restricted Cash on December 31, 2004		$134.0

Common Share and Warrant Proceeds (net of fees)	$6.3
Debt Borrowings	$7.7

Total Sources of Cash	$14.0	$14.0

Operating Cash Flow Deficit	$(24.6)
Capital Expenditures – Las Cristinas	$(74.3)
Capital Expenditures – Other Operations	$(0.9)
Debt Repayment	$(4.4)

Total Uses of Cash	$(104.2)	$(104.2)

Net Reduction to Cash and Restricted Cash		$(90.2)

Cash and Restricted Cash on September 30, 2005		$43.8

At September 30, 2005, the Company’s debt included $100 million of 9.375% senior unsecured notes due December 2011, $8.6 million of Series 2 notes due March 2006 and $2.1 million outstanding under a term loan facility due January 2006.

Cash Flow from Operations

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash expenditures on reducing the Company’s gold sales commitments, interest expense, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital.

Cash flow from operating activities was a deficit of $11.1 million for the third quarter of 2005. The cash flow deficit in the third quarter was primarily attributable to expenditures on interest payments ($5.4 million), general and administrative costs ($5.3 million) and financially settling gold contract positions ($1.0 million). These were partially offset by mine cash flow of $1.5 million. For the comparable quarter in 2004, the operating cash flow deficit was $0.6 million. The increase in the deficit in the current year third quarter is due primarily to higher interest payments (the $100 million of 9.375% Notes were issued in December 2004) and higher general and administrative costs.

For the first nine months of 2005, the cash flow deficit was $24.6 million as compared with a deficit of $20.2 million for the comparable period in 2004. General and administrative costs of $12.5 million, gold contract settlement costs of $11.5 million and interest payments of $5.4 million contributed to the cash flow deficit in the third quarter of 2005. These were offset, in part, by a $5.2 million positive change in working capital accounts, which largely reflects a $7.4 million increase in accounts payable and accrued liabilities.

Investing Activities

Capital expenditures were $18.8 million and $75.2 million for the third quarter and first nine months of 2005, compared with $19.2 million and $32.9 million for the comparable periods in 2004. As illustrated in the table below, the increase in the first nine months of 2005 is attributable to higher spending on the Las Cristinas project.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
US$ millions	2005	2004	2005	2004

Las Cristinas	$18.8	$15.0	$74.3	$24.3
Revemin/Tomi/Albino	—	$4.1	$0.9	$8.1
Corporate	—	$0.1	—	$0.5

Total	$18.8	$19.2	$75.2	$32.9

At September 30, 2005, Crystallex projected a financing requirement of approximately $225-$250 million to advance Las Cristinas to a state of commercial production and cover all corporate requirements. The funding estimate includes amounts for completing the development of Las Cristinas (based on a $293 million project budget), and for other Las Cristinas costs, including site security, site administration, socio-economic and environmental programs, general corporate requirements, including debt service and gold hedge settlements, and for financing fees and interest during the construction period. Crystallex intends to fund the overall requirement with a combination of limited recourse project debt financing, other forms of public market debt financing, and equity financing.

Financing Activities

In September 2005, the Company issued C$10 million of 5% senior unsecured notes (“Series 2 Notes”) due March 13, 2006 to Azimuth Opportunity, Ltd., (“Azimuth”). The notes were part of a Unit transaction that also included issuing to Azimuth 200,000 common shares of the Company and warrants to acquire 450,000 common shares of the Company at an exercise price of C$3.19 per share on or before September 13, 2006.

The Company also established a C$60 million equity draw down facility with Azimuth. Under the terms of the equity facility, the Company has the right, but not the obligation, to require Azimuth to purchase up to C$60 million of the Company’s common shares in a series of draws over a 24 month period, from September 14, 2005 to September 14, 2007. The minimum share price at which the Company is willing to sell shares to Azimuth is C$1.00. The Series 2 Notes provide that until the C$10 million principal value of the Series 2 Notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the Series 2 Notes.

Subsequent to the end of the third quarter, the Company issued shares to Azimuth upon the exercise of two draws under the equity draw down facility. On October 5, 2005, the Company issued 4,092,680 shares for gross proceeds of C$6.0 million and on October 31, 2005, the Company issued 2,924,259 shares for gross proceeds of C$4.6 million. In accordance with the Series 2 Note provisions, 50% or C$5.3 million, of the gross proceeds of these two draws were applied to repay the C$10 million of Series 2 Notes.

Outstanding Share Data

At September 30, 2005, 194.3 million common shares of Crystallex were issued and outstanding. In addition, at September 30, 2005 options to purchase 10.8 million common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 9.4 million common shares of Crystallex were issued and outstanding.

 Quarterly Data

(US$,000)	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Revenue	7,020	6,301	5,046	5,037	5,632	5,634	3,943	4,655
Net (Loss)	(10,338)	(8,295)	(7,989)	(44,115)	(9,441)	(447)	(6,651)	(38,071)

The quarterly trends are consistent with the explanations of the annual trends set out in the Company’s 2004 40-F/Annual Information Form.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

The Company’s principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the final environmental permit and the availability of financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the final permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. While there have been unanticipated delays, the Company continues to believe that it will be successful in obtaining the final environmental permit and any other government approvals that are necessary to complete the mine development and commence commercial production.

In the event that the final permit is not received or financing efforts are not successful, the carrying value of the Las Cristinas assets could be subject to material adjustment, and in addition, other adjustments may be necessary to the Company’s consolidated financial statements should such adverse events impair the Company’s ability, in future, to continue as a going concern as contemplated under generally accepted accounting principles.

Accounting Changes

There have been no accounting changes in the current fiscal year.

Risk Factors

The profitability of the Company depends upon several factors identified in its public filings including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under U.S. GAAP, the total cash cost per ounce figure is similarly unchanged using U.S. GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
$,000	2005	2004	2005	2004

Operating Costs per Financial Statements	5,484,892	4,903,551	17,316,407	12,623,241
Adjust for Albino Development[1]	—	—	591,852	—
Reclamation and Closure Costs	—	—	—	—
Operating Costs for Per Ounce Calculation	5,484,892		17,011,792

Gold Ounces Sold	15,934	14,054	42,253	37,828
Total Cash Cost Per Ounce US$	$344	$349	$396	$334

1Operating costs used for calculating the nine months 2005 cost per ounce figure were reduced by development expenditures of $591,852 for the Albino mine which were expensed rather than capitalized as the book value of the Albino mine was written off following the termination of the Company’s Albino rights in February 2005, (see Non GAAP Measures).

Additional information relating to Crystallex, including the 2004 Annual Report, is available on SEDAR at www.sedar.com

Crystallex International Corporation

Consolidated Financial Statements

September 30, 2005

(Unaudited)

(Expressed in United States Dollars)

Crystallex International Corporation
Consolidated Balance Sheets
(Expressed in United States dollars)

	September 30, 2005	December 31, 2004

	(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents	$4,615,929	$5,766,742
Short-term investments	—	30,277,280
Restricted cash and cash equivalents (Note 2)	9,241,851	2,500,000
Accounts receivable – trade	1,031,538	529,907
Production inventories (Note 3)	1,969,664	1,784,788
Prepaid expenses and other	4,323,452	2,785,264

	21,182,434	43,643,981
RESTRICTED CASH AND CASH EQUIVALENTS (Note 2)	29,954,988	95,505,636
PROPERTY, PLANT AND EQUIPMENT (Note 4)	194,841,135	117,329,337
DEFERRED FINANCING FEES	3,792,903	3,639,702

	$249,771,460	$260,118,656

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$18,456,722	$6,595,329
Current portion of debt (Note 5)	9,811,494	4,400,000
Current portion of commodity contract obligations (Note 6)	10,884,014	16,724,215
Current portion of asset retirement obligations (Note 7)	869,529	—

	40,021,759	27,719,544
DEBT (Note 5)	79,993,934	80,687,719
COMMODITY CONTRACT OBLIGATIONS (Note 6)	1,829,397	5,855,897
ASSET RETIREMENT OBLIGATIONS (Note 7)	1,553,357	2,301,181

	123,398,447	116,564,341

SIGNIFICANT ACCOUNTING POLICIES (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	316,037,479	306,031,783
CONTRIBUTED SURPLUS	31,259,979	31,824,328
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	11,958,981
DEFICIT	(232,883,426)	(206,260,777)

	126,373,013	143,554,315

	$249,771,460	$260,118,656

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in United States dollars)

	Three month period ended September 30, 2005	Three month period ended September 30, 2004	Nine month period ended September 30, 2005	Nine month period ended September 30, 2004

				(Note 12)

MINING REVENUE	$7,019,869	$5,631,684	$18,366,350	$15,209,079

OPERATING EXPENSES
Operations	5,484,892	4,903,551	17,316,407	12,623,241
Amortization	517,882	1,483,624	1,475,094	3,852,083
Depletion	224,549	821,326	650,113	2,481,904

	6,227,323	7,208,501	19,441,614	18,957,228

OPERATING PROFIT (LOSS)	792,546	(1,576,817)	(1,075,264)	(3,748,149)

OTHER EXPENSES
Amortization	221,959	30,032	540,862	83,025
Interest on debt	3,019,881	68,949	8,604,421	214,058
General and administrative	5,270,949	2,471,538	12,485,904	10,673,463
Stock-based compensation	162,382	206,167	2,436,657	3,640,397

	8,675,171	2,776,686	24,067,844	14,610,943

COMMODITY CONTRACT (LOSS) GAIN (Note 6)	(2,766,813)	(5,243,770)	(1,669,401)	2,514,360

LOSS BEFORE OTHER ITEMS	(10,649,438)	(9,597,273)	(26,812,509)	(15,844,732)

OTHER ITEMS
Interest and other income	394,457	308,305	1,590,916	475,533
Foreign exchange gain (loss)	(83,164)	841,969	(1,401,056)	(176,288)
Writedown of investment in El Callao	—	(493,702)	—	(493,702)

	311,293	656,572	189,860	(194,457)

LOSS FROM CONTINUING OPERATIONS	(10,338,145)	(8,940,701)	(26,622,649)	(16,039,189)
DISCONTINUED OPERATIONS	—	(500,000)	—	(500,000)

NET LOSS FOR THE PERIOD	(10,338,145)	(9,440,701)	(26,622,649)	(16,539,189)
DEFICIT, BEGINNING OF PERIOD	(222,545,281)	(152,705,202)	(206,260,777)	(145,606,714)

DEFICIT, END OF PERIOD	(232,883,426)	(162,145,903)	(232,883,426)	(162,145,903)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.05)	$(0.05)	$(0.14)	$(0.10)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING – Basic and diluted	194,015,601	180,176,613	192,446,977	168,693,095

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in United States dollars)

	Three month period ended September 30, 2005	Three month period ended September 30, 2004	Nine month period ended September 30, 2005	Nine month period ended September 30, 2004

CASH FLOWS FROM CONTINUING				(Note 12)
OPERATING ACTIVITIES
Net loss for the period	(10,338,145)	(8,940,701)	(26,622,649)	(16,039,189)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization and depletion	964,390	2,334,982	2,666,069	6,417,012
Accretion expense on asset retirement obligations	41,713	—	121,705	—
Unrealized foreign exchange loss (gain)	(299,541)	—	(20,206)	50,000
Directors' fees	—	—	130,000	100,000
Interest accretion on debt	575,350	—	1,436,271	—
Unrealized commodity contract loss (gain)	1,767,319	5,190,216	(9,866,701)	(13,776,015)
Stock-based compensation	162,382	206,167	2,436,657	3,640,397
Writedown of investment in El Callao	—	493,702	—	493,702

Changes in other operating assets and liabilities:
Increase in accounts receivable	(509,749)	(256,709)	(501,631)	(3,856)
Decrease (increase) in production inventories	278,270	(144,206)	(184,876)	(656,224)
Increase in prepaid expenses and other	(364,339)	(1,979,511)	(1,538,188)	(4,358,786)
Increase (decrease) in accounts payable and accrued liabilities	(3,356,635)	2,502,624	7,381,599	3,917,218

	(11,078,985)	(593,436)	(24,561,950)	(20,215,741)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and equipment	(18,836,143)	(19,224,087)	(75,212,729)	(32,904,808)
Decrease in restricted cash and cash equivalents	23,711,654	—	58,808,797	—
Decrease in short-term investments	—	—	30,277,280	—

	4,875,511	(19,224,087)	13,873,348	(32,904,808)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	916,552	3,781,451	6,601,766	91,893,031
Issuance of warrants	272,926	—	272,926	—
Debt borrowings	7,681,438	—	7,681,438	—
Debt repayments	(2,200,000)	(514,530)	(4,400,000)	(1,029,530)
Deferred financing fees	(618,341)	—	(618,341)	—

	6,052,575	3,266,921	9,537,789	90,863,501

CASH FLOWS FROM CONTINUING OPERATIONS	(150,899)	(16,550,602)	(1,150,813)	37,742,952
CASH FLOWS FROM DISCONTINUED OPERATIONS	—	—	—	1,000,000

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(150,899)	(16,550,602)	(1,150,813)	38,742,952
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	4,766,828	81,497,090	5,766,742	26,203,536

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$4,615,929	$64,946,488	$4,615,929	$64,946,488

Supplemental disclosure with respect to cash flows (Note 9)
The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Shareholders’ Equity
(Expressed in United States dollars)

	Number of Common Shares	Amount	Number of Special Warrants	Amount	Number of Warrants	Contributed Surplus	Deficit	Cumulative Translation Adjustment	Total

Balance at December 31, 2003	135,403,523	$171,994,591	12,800,000	$11,886,581	20,042,772	$25,808,171	$(142,650,559)	$11,958,981	$78,997,765
Adjustment for change in policy re stock-based compensation, effective January 1, 2004	—	—	—	—	—	2,956,155	(2,956,155)	—	—
Shares issued:
Public equity offering	28,750,000	81,935,995	—	—	—	—	—	—	81,935,995
Unit offering	6,500,000	20,484,750	—	—	—	—	—	—	20,484,750
Exercise of options	1,251,000	1,581,512	—	—	—	(172,624)	—	—	1,408,888
Conversion of warrants	4,908,046	13,573,007	—	—	(4,908,046)	(2,289,529)	—	—	11,283,478
Directors' fees	40,976	100,000			—	—	—	—	100,000
Finders fee	19,232	50,000			—	—	—	—	50,000
Conversion of special warrants	12,800,000	11,886,581	(12,800,000)	(11,886,581)	—	—	—	—	—
Share exchange – El Callao	163,958	468,062	—	—	—	—	—	—	468,062
Proceeds from orderly disposition of shares	—	3,957,285	—	—	—	—	—	—	3,957,285
Options issued	—	—	—	—	—	5,296,977	—	—	5,296,977
Warrants expired	—	—	—	—	(2,126,491)	—	—	—	—
Extension of warrants	—	—	—	—	—	225,178	—	—	225,178
Net loss for the year	—	—	—	—	—	—	(60,654,063)	—	(60,654,063)

Balance at December 31, 2004	189,836,735	$306,031,783	—	—	13,008,235	$31,824,328	$(206,260,777)	$11,958,981	$143,554,315
Shares issued (unaudited):
Unit offering	200,000	466,549	—	—	450,000	272,926	—	—	739,475
Exercise of options	775,000	1,196,957	—	—	—	(143,934)	—	—	1,053,023
Conversion of warrants	3,418,500	8,210,355	—	—	(3,418,500)	(3,129,998)	—	—	5,080,357
Directors' fees	35,630	130,000	—	—	—	—	—	—	130,000
Share exchange – El Callao	496	1,835	—	—	—	—	—	—	1,835
Warrants expired	—	—	—	—	(642,008)	—	—	—	—
Options issued (unaudited)	—	—	—	—	—	2,436,657	—	—	2,436,657
Net loss for the period (unaudited)	—	—	—	—	—	—	(26,622,649)	—	(26,622,649)

Balance at September 30, 2005 (unaudited)	194,266,361	$316,037,479	—	$—	9,397,727	$31,259,979	$(232,883,426)	$11,958,981	$126,373,013

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim period consolidated financial statements of Crystallex International Corporation (“Crystallex” or the “Company”) for the three months and nine months ended September 30, 2005, have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP and therefore should be read together with the audited annual consolidated financial statements for the year ended December 31, 2004 and the accompanying notes thereto. The preparation of these consolidated financial statements is based on accounting policies and practices consistent with those used in the preparation of the Company’s 2004 annual consolidated financial statements. The unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.

The Company’s principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the final environmental permit and the availability of financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the final permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. While there have been unanticipated delays, the Company continues to believe that it will be successful in obtaining the final environmental permit and any other government approvals that are necessary to complete the mine development and commence commercial production.

In the event that the final permit is not received or that financing efforts are not successful, the carrying value of the Las Cristinas assets could be subject to material adjustment and, in addition, other adjustments may be necessary to these consolidated financial statements should such adverse events impair the Company’s ability, in future, to continue as a going concern as contemplated under GAAP.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants to account for variable interest entities (“VIE’s”). This new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. By definition, these entities either: lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; have equity owners who are unable to make decisions about the entity; or, have equity owners that do not have the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE’s expected losses, receive a majority of the expected returns, or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no impact on the Company.

2.	RESTRICTED CASH AND CASH EQUIVALENTS

As at September 30, 2005 the Company had $39,196,839 of restricted cash and cash equivalents. This balance is comprised principally of treasury bills with original maturities of three months or less. These funds are being held in escrow under terms of an Escrow Agreement whereby funds are restricted for use towards approved capital budget expenditures and payment of interest expense on notes payable.

3.      PRODUCTION INVENTORIES

	September 30, 2005	December 31, 2004

Gold in doré	$392,243	$265,972
Gold in process	340,204	409,986
Stockpiled ore	148,029	4,421
Consumables and spare parts	1,089,188	1,104,409

	$1,969,664	$1,784,788

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are as follows:

	September 30, 2005

	Cost, Net of Write-downs	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$78,401,609	$7,028,416	$71,373,193
Mineral properties	127,232,493	4,449,857	122,782,636
Deferred exploration and development expenditures	3,315,154	2,629,848	685,306

	$208,949,256	$14,108,121	$194,841,135

	December 31, 2004

	Cost, Net of Write-downs	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$8,899,003	$5,642,790	$3,256,213
Mineral properties	121,358,351	7,653,154	113,705,197
Deferred exploration and development expenditures	2,459,187	2,091,260	367,927

	$132,716,541	$15,387,204	117,329,337

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

4.	PROPERTY, PLANT AND EQUIPMENT (continued)

The net book values of property, plant and equipment by location are as follows:

	September 30, 2005

	Plant & Equipment	Mineral properties	Deferred exploration & development expenditures	Total

Las Cristinas	$69,614,877	$122,640,726	$—	$192,255,603
Tomi Concession	—	141,910	685,306	827,216
Revemin Mill	1,455,405	—	—	1,455,405
Corporate	302,911	—	—	302,911

Total	$71,373,193	$122,782,636	$685,306	$194,841,135

	December 31, 2004

	Plant & Equipment	Mineral properties	Deferred exploration & development expenditures	Total

Las Cristinas	$—	$113,451,761	$—	$113,451,761
Tomi Concession	—	253,436	367,927	621,363
Revemin Mill	3,041,238	—	—	3,041,238
Corporate	214,975	—	—	214,975

Total	$3,256,213	$113,705,197	$367,927	$117,329,337

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

5.	DEBT
	September 30,	December 31,
	2005	2004

Bank loan	$2,085,355	$6,458,470
Series 2 Notes payable	7,726,139	—
Notes payable	79,993,934	78,629,249

	89,805,428	85,087,719
Less: Current portion of long-term debt	(9,811,494)	(4,400,000)

	$79,993,934	$80,687,719

Series 2 Notes Payable

In conjunction with a Unit offering on September 14, 2005 (see Note 8), the Company issued C$10,000,000 principal amount of 5% Senior Unsecured Notes (“Series 2 Notes”) due March 13, 2006 for net proceeds of C$9,192,354. Interest is payable on March 13, 2006 or sooner in connection with certain redemption and change of control events.

The Series 2 Notes were derived from a financial instrument that contained both a liability and equity component. As a result, the equity component was allocated based on the fair value of the 200,000 common shares and 450,000 common share purchase warrants issued with the Unit offering, calculated at $466,549 for the common shares and $272,926 for the warrants, with $7,654,554 being the discounted fair value of the Series 2 Notes. The discounted fair value of the Series 2 Notes will be accreted to the face value of the Series 2 Notes using the effective rate method over its six month term, with the resulting charge recorded to interest expense.

Subsequent to September 30, 2005, the Company issued 4,092,680 common shares on October 5, 2005 for gross proceeds of C$6.0 million and on October 31, 2005 the Company issued an additional 2,924,259 common shares for gross proceeds of C$4.6 million. The shares were issued pursuant to the exercise of draw downs under the terms of the Company’s equity draw down facility. In accordance with the provisions of the Series 2 Notes, 50 % of the net proceeds of each draw under the equity draw down facility were applied in repayment of the amount then outstanding under the Series 2 Notes. (See Note 8).

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars

5.	DEBT (continued)

Interest accretion

Interest accretion on the Series 2 Notes payable and Notes payable of $1,436,271 was expensed in the nine month period ended September 30, 2005 (2004 – Nil) as a component of interest expense.

6.	COMMODITY CONTRACT (LOSS) GAIN

The commodity contract loss for the nine month period ended September 30, 2005 included an unrealized gain of $ 9,866,701 offset by a realized loss of $11,536,102. The unrealized gain represents the reduction in the fair value of the Company’s commodity contract obligations since December 31, 2004. The realized loss arose during the period as the Company financially settled commodity contact obligations totaling 89,927 ounces of gold at a cash cost of $11,536,102.

7.      ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15%. As of September 30, 2005, undiscounted cash outflows approximating $3.5 million are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars

7.      ASSET RETIREMENT OBLIGATIONS (continued)

The following table explains the change in the asset retirement obligations:

	Nine Month	Nine Month
	period ended	period ended
	September 30,	September 30,
	2005	2004

Asset retirement obligations, beginning of period	$2,301,181	$—
Accretion expense	121,705	—

	2,422,886	—
Less: Current portion of obligation	(869,529)	—

Asset retirement obligations, end of period	$1,553,357	$—

8.	SHARE CAPITAL
	September 30,	December 31,
	2005	2004

Authorized:
Unlimited Common Shares, no par value
Unlimited Class "A" preference shares, no par value
Unlimited Class "B" preference shares, no par value
Issued:
194,266,361 Common Shares (2004 – 189,836,735)	$316,037,479	$306,031,783

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL (continued)

Warrants

As at September 30, 2005, common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

		Weighted
		Average
		Remaining
	Number	Contractual
Range of Exercise Price – US$	of Shares	Life (Years)

$2.00 to $2.12	900,000	0.91
$2.50 to $2.75	8,497,727	0.76

	9,397,727

Stock Options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL (continued)

Stock Options (continued)

As at September 30, 2005 stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding Options

		Weighted
		Average	Weighted
		Remaining	Average
Range of	Number	Contractual	Exercise
Exercise Price – C$	of Shares	Life (Years)	Price – C$

$1.00 to $1.50	1,652,500	1.68	1.24
$1.75 to $2.60	3,922,500	4.47	2.19
$2.65 to $3.50	3,636,250	6.68	3.05
$4.00 to $4.65	1,546,000	9.52	4.25

	10,757,250

As at September 30, 2005 there were 422,000 stock options outstanding, with a weighted average exercise price of C$3.36, that were not fully vested (December 31, 2004 – 877,500 stock options with a weighted average exercise price of C$3.32); and 3,387,208 shares authorized for future grant of options.

Financing Transactions

On July 29, 2005, the Company filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement with the United States Securities and Exchange Commission pursuant to the multijurisdictional disclosure disclosure system. On August 23, 2005 the preliminary short form base shelf prospectus and registration statement became effective. This prospectus enables the Company to offer at its option, over a 25-month period, up to an aggregate of C$75 million of senior unsecured notes, common shares, warrants and units from time to time in one or more offerings.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL (continued)

Financing Transactions (continued)

On September 14, 2005 the Company established, as covered under the short form base shelf prospectus, a C$60 million equity draw down facility with Azimuth Opportunity, Ltd. (“Azimuth”) and also issued and sold to Azimuth for gross proceeds of C$10 million (received on closing) Units comprising C$10,000,000 principal amount of 5% Series 2 Notes due March 13, 2006, 200,000 common shares and warrants to acquire 450,000 common shares exercisable on or before September 13, 2006 at a price of C$3.19 per share. The securities comprising the Units separated immediately upon issue. The net proceeds from the sale of the Units will be used for working capital and general corporate purposes. (See Note 5)

Under the terms of the equity draw down facility the Company has the right, but not the obligation, to require Azimuth to purchase up to C$60 million of Crystallex common shares in a series of draw downs (not to exceed 20) over a 24-month period beginning on September 14, 2005 and ending September 14, 2007 at a predetermined discount ranging from 4% to 7% of the volume weighted average trading price of the Company’s common shares during each draw down period. The minimum share price at which the Company is prepared to sell common shares to Azimuth is not less than C$1.00 per common share and the dollar amount that the Company is prepared to sell is subject to a maximum amount ranging from C$4 million to C$13 million for each draw based on the minimum share price.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2005	2004

Cash paid during the nine months ended
September 30, for interest	$5,405,981	$86,570

Cash paid during the nine months ended
September 30, for income taxes	$—	$—

	September 30,	December 31,
	2005	2004

Cash and cash equivalents comprises:
Cash	$3,137,149	$808,439
Cash equivalents	1,478,780	4,958,303

	$4,615,929	$5,766,742

Significant non-cash transactions for the nine months ended September 30, 2005 included:

i)	The Company issued 35,630 common shares, with a value of $130,000, for directors’ fees

ii)	The Company issued 496 common shares with a value of $1,835 in exchange for El Callao common shares.

iii)	The Company accrued $4,500,000 of equipment and design costs associated with Las Cristinas

Significant non-cash transactions for the nine months ended September 30, 2004 included:

i)	The Company issued 40,976 common shares, with a value of $100,000, for directors’ fees.

ii)	The Company issued 19,232 common shares, with a value of $50,000, for a finder’s fee.

iii)	The Company issued 12,800,000 common shares with a value of $11,886,581 on conversion of special warrants.

iv)	The Company issued 160,300 common shares with a value of $457,661 in exchange for El Callao common shares.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

10.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues.

The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain (loss) and other items are not allocated to the individual operating segments when determining profit or loss, but instead are attributed to the corporate office.

Geographic Information

Substantially all revenues and capital assets of the Company are held in Venezuela.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

10.	SEGMENTED INFORMATION (continued)
					Discontinued	Intersegment
	Corporate	Bolivar/ Albino	El Callao	Las Cristinas	Operations	Eliminations	Total

Three Months ended – September 30, 2005
Mining revenue	$—	$6,957,932	$61,937	$—	$—	$—	$7,019,869
Mining revenue – intersegment	$—	$103,630	$—	$—	$—	$(103,630)	$—
Operating costs	$—	$(5,276,296)	$(208,596)	$—	$—	$—	$(5,484,892)
Operating costs – intersegment	$—	$—	$(103,630)	$—	$—	$103,630	$—
Interest and other income	$394,457	$—	$—	$—	$—	$—	$394,457
Interest expense	$(2,938,363)	$(81,518)	$—	$—	$—	$—	$(3,019,881)
Depletion and amortization	$(221,959)	$(742,431)	$—	$—	$—	$—	$(964,390)
Segment loss	$(10,922,084)	$834,228	$(250,289)	$—	$—	$—	$(10,338,145)
Segment assets	$48,047,143	$9,428,498	$40,216	$192,255,603	$—	$—	$249,771,460
Capital expenditures	$161	$—	$—	$18,835,982	$—	$—	$18,836,143

Three Months ended – September 30, 2004
Mining revenue	$—	$5,408,935	$222,749	$—	$—	$—	$5,631,684
Mining revenue – intersegment	$—	$286,798	$—	$—	$—	$(286,798)	$—
Operating costs	$—	$(4,288,956)	$(614,595)	$—	$—	$—	$(4,903,551)
Operating costs – intersegment	$—	$—	$(286,798)	$—	$—	$286,798	$—
Interest and other income	$308,305	$—	$—	$—	$—	$—	$308,305
Interest expense	$—	$(68,949)	$—	$—	$—	$—	$(68,949)
Depletion and amortization	$(30,032)	$(2,304,950)	$—	$—	$—	$—	$(2,334,982)
Segment loss	$(7,254,892)	$(1,477,950)	$(207,859)	$—	$(500,000)	$—	$(9,440,701)
Segment assets	$68,044,494	$37,734,581	$128,783	$97,115,284	$—	$—	$203,023,142
Capital expenditures	$47,215	$4,140,297	$—	$15,036,575	$—	$—	$19,224,087

Nine Months ended – September 30, 2005
Mining revenue	$—	$17,708,448	$657,902	$—	$—	$—	$18,366,350
Mining Revenue – intersegment	$—	$1,422,051	$—	$—	$—	$(1,422,051)	$—
Operating costs	$—	$(17,032,903)	$(283,504)	$—	$—	$—	$(17,316,407)
Operating costs – intersegment	$—	$—	$(1,422,051)	$—	$—	$1,422,051	$—
Interest and other income	$1,590,916	$—	$—	$—	$—	$—	$1,590,916
Interest expense	$(8,411,281)	$(193,140)	$—	$—	$—	$—	$(8,604,421)
Depletion and amortization	$(540,862)	$(2,123,202)	$(2,005)	$—	$—	$—	$(2,666,069)
Segment loss	$(24,661,743)	$(911,248)	$(1,049,658)	$—	$—	$—	$(26,622,649)
Segment assets	$48,047,143	$9,428,498	$40,216	$192,255,603	$—	$—	$249,771,460
Capital expenditures	$52,922	$855,965	$—	$74,303,842	$—	$—	$75,212,729

Nine Months ended – September 30, 2004
Mining revenue	$—	$14,986,330	$222,749	$—	$—	$—	$15,209,079
Mining Revenue – intersegment	$—	$286,798	$—	$—	$—	$(286,798)	$—
Operating costs	$—	$(11,378,901)	$(1,244,340)	$—	$—	$—	$(12,623,241)
Operating costs – intersegment	$—	$—	$(286,798)	$—	$—	$286,798	$—
Interest and other income	$475,533	$—	$—	$—	$—	$—	$475,533
Interest expense	$—	$(214,058)	$—	$—	$—	$—	$(214,058)
Depletion and amortization	$(83,025)	$(6,333,987)	$—	$—	$—	$—	$(6,417,012)
Segment loss	$(11,498,193)	$(3,489,185)	$(1,051,811)	$—	$(500,000)	$—	$(16,539,189)
Segment assets	$68,044,494	$37,734,581	$128,783	$97,115,284	$—	$—	$203,023,142
Capital expenditures	$503,515	$8,066,275	$—	$24,335,018	$—	$—	$32,904,808

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

11.	COMMITMENTS AND CONTINGENCIES

Significant changes in commitments, since those reported in the Company’s annual consolidated financial statements as at December 31, 2004, are as follows:

The Company has made certain commitments to date approximating $174 million, (December 31, 2004 – $85 million) of which approximately $70 million has been paid, and will be required to make additional commitments approximating $119 million (December 31, 2004 – $180 million), in order to complete construction of the Las Cristinas project.

The Company indirectly owns 51% and Corporation Vengroup S.A. (“Vengroup”) owns 49% of Osmin Holdings Inc (“Osmin”). Osmin indirectly owns the Lo Increible operations which include the La Victoria deposit. On June 14, 2005, Vengroup filed a statement of claim in the Vengroup arbitration proceedings. In the claim, Vengroup is seeking an award for the period commencing May 2001 (the date that operations commenced at the La Victoria mine) and ending August 2008 (the date that the orebody at La Victoria would be mined out at the agreed processing rate). If granted as requested, the award would eliminate the indebtedness of Osmin to ECM (Venco) Ltd., a subsidiary of the Company, and entitle Vengroup to a cash payment of up to $41.6 million. The Company disputes the allegations of Vengroup and intends to assert the terms and conditions of the written agreements between the parties based upon actual production, actual grades and agreed costs experienced at La Victoria. The arbitration proceedings are at a preliminary stage. The Company cannot predict the outcome of the proceedings, including whether any arbitration award could have a material adverse affect on its business and operations.

12.	ADJUSTMENT TO PRIOR PERIOD FINANCIAL STATEMENTS

The 2004 comparative figures reflect the adjustment related to the revised accounting treatment of the gain derived from the Standard Bank orderly disposition agreement. As a consequence, previously reported loss for the nine month period of $12,581,904 has been adjusted to $16,539,189 and loss per share for the nine month period of $(0.07) has been adjusted to $(0.10). This adjustment reflects an interperiod allocation; accordingly the previously reported net loss for the year ended December 31, 2004 has not changed.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited interim period consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ from those principles that the Company would have followed had its unaudited interim period consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission and are consistent with the basis of presentation as outlined in the U.S. GAAP reconciliation note of the Company’s audited consolidated financial statements for the year ended December 31, 2004, which should be read in conjunction herewith.

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets as follows:

September 30, 2005
	Canadian			U.S.
	GAAP	Adjustments		GAAP

Current assets	$21,182,434	$—		$21,182,434
Restricted cash	29,954,988	—		29,954,988
Property, plant and equipment	194,841,135	(75,582,091)	(a)	119,259,044
Deferred financing fees	3,792,903	—		3,792,903

	$249,771,460	$(75,582,091)		$174,189,369

Current liabilities	$40,021,759	$—		$40,021,759
Asset retirement obligations	1,553,357	—		1,553,357
Debt	79,993,934	—		79,993,934
Commodity contract obligations	1,829,397	—		1,829,397
Shareholders' equity	126,373,013	(75,582,091)		50,790,922

	$249,771,460	$(75,582,091)		$174,189,369

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACEPTED ACCOUNTING PRINCIPLES (continued)

December 31, 2004
	Canadian			U.S.
	GAAP	Adjustments		GAAP

Current assets	$43,643,981	$—		$43,643,981
Restricted cash	95,505,636	—		95,505,636
Property, plant and equipment	117,329,337	(75,489,919)	(a)	41,839,418
Deferred financing fees	3,639,702	—		3,639,702

	$260,118,656	$(75,489,919)		$184,628,737

Current liabilities	$27,719,544	$—		$27,719,544
Asset retirement obligations	2,301,181	—		2,301,181
Debt	80,687,719	—		80,687,719
Commodity contract obligation	5,855,897	—		5,855,897
Shareholders' equity	143,554,315	(75,489,919)		68,064,396

	$260,118,656	$(75,489,919)		$184,628,737

Statement of Operations

The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the period is as follows:

		September 30, 2005	September 30, 2004

			(Note 12)

Net loss for the period per Canadian GAAP		$(26,622,649)	$(16,539,189)
Adjustments to mineral properties	(a)	(92,172)	(1,644,690)

Net loss for the period per U.S. GAAP		$(26,714,821)	$(18,183,879)

Net loss per share – basic and diluted		$(0.14)	$(0.11)

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

13.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Operations Presentation

For U.S. GAAP purposes, the measures “Loss before other items” “Commodity contract gain (loss)” and “Stock based Compensation expense” are not recognized terms and would therefore not be presented. In addition, the “Operating loss” measure included within the Canadian GAAP statements of operations is not comparable to “Operating loss” per U.S. GAAP. The following table reconciles “Loss for the period” per U.S. GAAP to “Loss from operations” for U.S. GAAP.

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2004

		(Note 12)

Net loss for the period per U.S. GAAP	$(26,714,821)	$(18,183,879)

Non-operating loss components per Canadian GAAP:
Interest on long-term debt	(8,604,421)	(214,058)
Commodity contract gain (loss)	(1,669,401)	2,514,360
Foreign exchange (loss) gain	(1,401,056)	(176,288)
Interest and other income	1,590,916	475,533
Write down of investment in El Callao	—	(493,702)

Non-operating income (loss) per U.S. GAAP	$(10,083,962)	$2,105,845

Loss from operations per U.S. GAAP	$(16,630,859)	$(20,289,724)

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

13.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flow

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statement of cash flows for the period would be as follows:

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2004

		(Note 12)

Cash flows used in continuing operating activities, Canadian GAAP	$(24,561,950)	$(20,215,741)
Adjustments to mineral properties	(92,172)	(1,644,690)

Cash flows used in continuing operating activities, U.S. GAAP	(24,654,122)	(21,860,431)

Cash flows used in investing activities, Canadian GAAP	13,873,348	(32,904,808)
Adjustments to mineral properties	92,172	1,644,690

Cash flows provided by (used in) investing activities, U.S. GAAP	13,965,520	(31,260,118)

Cash flows provided by financing activities, Canadian and U.S. GAAP	9,537,789	90,863,501

Cash flows (used in) provided by continuing operations, Canadian and U.S. GAAP	(1,150,813)	37,742,952
Cash flows provided by discontinued operations, Canadian and U.S. GAAP	—	1,000,000

Net (decrease) increase in cash and cash equivalents during the period	(1,150,813)	38,742,952
Cash and cash equivalents, beginning of period	5,766,742	26,203,536

Cash and cash equivalents, end of period	$4,615,929	$64,946,488

(a)	Mineral Properties and Exploration and Development Costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

As detailed in the Company’s annual audited financial statements, under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the nine months ended September 30, 2005 and the year ended December 31, 2004, are expenses of $92,172 and $251,324 respectively, related thereto.

Property, Plant and Equipment
	September 30,	December 31,
	2005	2004

Net book value under Canadian GAAP	$194,841,135	$117,329,337

Adjustments to mineral properties, and deferred exploration and development expenditures:
Las Cristinas	(75,582,091)	(75,489,919)

Net book value under U.S. GAAP	$119,259,044	$41,839,418

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)	Comprehensive Income

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period and the cumulative translation adjustment.

Accumulated Other Comprehensive Loss

For U.S. GAAP the accumulated other comprehensive loss is as follows:
	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2004

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, beginning and end of period	$695,329	$695,329

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Comprehensive Loss

For U.S. GAAP, there are no reconciling items between the comprehensive loss and the net loss for the nine months ended
September 30, 2005 and September 30, 2004.

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2004

Comprehensive Loss
Comprehensive Loss		(Note 12)

Net loss for the period	$(26,714,821)	$(18,183,879)

(c)	Recent Accounting Pronouncements

SFAS 123R, Stock-based compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is applicable for all interim or annual reporting periods beginning after June 15, 2005 and requires that compensation cost relating to share-based payment transactions be measured based on the fair value of the equity or liability instruments issued and recognized in financial statements. Implementation of this standard has had no impact on the Company.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2005
(Unaudited)
(Expressed in United States dollars)

13.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

SFAS 153, Exchange of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

SFAS 151, Inventory Costs

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

SFAS No. 154

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which will require entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable. SFAS No. 154 supersedes Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes,” which previously required that most voluntary changes in accounting principle be recognized by including in the current period’s net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. In addition, another significant change in practice under SFAS No. 154 will be that if an entity changes its method of depreciation, amortization, or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate. Under APB Opinion No. 20, such a change would have been reported as a change in accounting principle. SFAS No. 154 applies to accounting changes and error corrections that are made by the Company beginning January 1, 2006. The Company does not expect that the adoption of SFAS No. 154 will have a material effect on the Company’s financial position, results of operations or cash flows.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation (Registrant)

Date November 10, 2005	By: /s/ Daniel R. Ross (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

* Print the name and title of the signing officer under his signature.